

06-3-18-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

**AH 3/11/2003

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39730

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/02_____ AND ENDING _____12/31/02_____
                                               MM/DD/YY   MM/DD/YY

RECEIVED
MAR 10 2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LAFAYETTE INVESTMENTS, INC

OFFICIAL USE ONLY
FIRM ID NO.

ADREDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 FIFTEENTH, N.W., SUITE 825

                                    (No. and Street)

WASHINGTON	DC	20005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAWRENCE JUDGE	**(202) 628 - 1455**
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

KAISER, SCHERER & SCHLEGEL, PLLC

                              (Name – *if individual, state, last, first, middle name*)

1899 L STREET, NW, SUITE 1100	WASHINGTON	DC	20036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, _____**LAWRENCE JUDGE**_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedule pertaining to the firm of

_____**LAFAYETTE INVESTMENTS, INC.**_____, as of

_____**DECEMBER 31**_____, 20__**02**___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

District of Columbia : SS
Subscribed and Sworn to before me
this _5__ day of _March_ , 2003

_____
Rhonda Horton, Notary Public, D.C.
My commission expires September 14, 2007
_____
Notary Public

_____
Signature

_____
VICE PRESIDENT
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession of control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lafayette Investments, Inc.

Report and Statements of
Financial Condition
December 31, 2002 and 2001

KAISER SCHERER & SCHLEGEL, PLLC

Lafayette Investments, Inc.

Table of Contents

Independent Auditors' Report

KAISER SCHERER & SCHLEGEL, PLLC

Certified Public Accountants

1899 L Street, N.W.
Suite 1100
Washington, D.C. 20036
Tel: 202-466-4656
Fax: 202-331-8342
E-mail: kss@kssacct.com

To the Board of Directors and Shareholders
Lafayette Investments, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of **Lafayette Investments, Inc.** (a Delaware corporation) as of December 31, 2002 and 2001. These financial statements are the responsibility of the **Lafayette Investments, Inc.'s** management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of **Lafayette Investments, Inc.** as of December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Kaiser Scherer & Schlegel, PLLC

February 14, 2003

Lafayette Investments, Inc.

Statements of Financial Condition

December 31,	2002	2001
Assets		
Cash and cash equivalents	$ 966,667	$ 869,061
Deposits	-	49,336
Receivable from clearing broker	178,312	27,897
Securities owned (Note 4)		
Marketable, at market value	6,232,480	7,416,806
Not readily marketable, at estimated fair value	3,000	22,100
Fixed assets, net (Note 3)	82,769	37,687
Income taxes receivable	-	64,253
Other assets	129,096	108,985
Total assets	**$ 7,592,324**	**$ 8,596,125**
Liabilities and Shareholders' equity		
Liabilities		
Payable to clearing broker (Note 5)	$ 6,004,578	$ 6,828,446
Accounts payable, accrued expenses and other liabilities	369,419	247,962
Note payable	-	366,385
Deferred income taxes (Note 8)	47,745	38,794
Total liabilities	6,421,742	7,481,587
Shareholders' equity (Notes 10 and 11)		
Common stock, $.01 par value; 10,000 authorized, 637 shares issued and outstanding	6	6
Paid in capital	375,583	375,583
Retained earnings	794,993	738,949
Total shareholders' equity	1,170,582	1,114,538
Total liabilities and shareholders' equity	**$ 7,592,324**	**$ 8,596,125**

The accompanying notes are an integral part of these financial statements.

Lafayette Investments, Inc.

Notes to Financial Statements

1.	**Organization**	Lafayette Investments, Inc. ("Lafayette") was incorporated in March 1988, under the laws of the state of Delaware. Lafayette, which is registered under the Securities Exchange Act of 1934 as a broker-dealer, introduces and forwards all customer accounts to a broker who clears the accounts on a fully disclosed basis. Lafayette is also a registered investment adviser under the Investment Advisers Act of 1940.
2.	**Significant Accounting Policies**	**Securities Transactions**

Securities transactions and the related revenues and expenses are reflected in the financial statements on a settlement date basis, which is generally three business days after trade date. Revenue and expenses on a trade date basis are not materially different from revenue and expenses on a settlement date basis.

Marketable securities are reported at market value and securities not readily marketable are reported at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the valuation of investment securities and fixed assets for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Notes to Financial Statements

2. **Significant Accounting Policies (continued)**	**Cash and Cash Equivalents**

Lafayette considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are principally held on deposit with Lafayette's clearing broker. Cash, cash equivalents and deposits are carried at cost which approximates fair value.

Depreciation

Fixed assets consist of furniture, equipment and software. Depreciation of furniture and computer equipment is recorded on an accelerated basis over a seven-year life and five-year life, respectively. Software is amortized on a straight-line basis over three years. Leasehold improvements are amortized on a straight-line basis over five years.

Significant Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

| 3. | Property and Equipment | Property and equipment consisted of the following: |

December 31,	2002	2001
Furniture and fixtures	$ 79,469	$ 59,336
Office equipment	68,036	58,387
Computer hardware	87,444	66,177
Computer software	42,875	41,358
Leasehold improvements	24,259	-
Fixed assets, at cost	302,083	225,258
Accumulated depreciation and amortization	(219,314)	(187,571)
Fixed assets, net	$ 82,769	$ 37,687

Depreciation and amortization expense for the years ended December 31, 2002 and 2001 was $31,743 and $24,643, respectively.

| 4. | Securities Owned | Marketable securities owned consist of trading and investment securities and are carried at quoted market values. The marketable securities balance includes the following: |

December 31,	2002	2001
State and municipal obligations	$ 6,046,970	$ 6,752,465
Corporate stocks	185,510	165,725
U.S. Government obligations	-	498,616
	$ 6,232,480	$ 7,416,806

Securities not readily marketable include investment securities which are restricted for sale, not listed on an exchange or for which there is no independent publicly quoted market.

Lafayette Investments, Inc.

Notes to Financial Statements

4.	**Securities Owned (continued)**	The balance of marketable securities would have been $6,959,532 and $5,749,428 at December 31, 2002 and 2001, respectively, if transactions were accounted for on a trade date basis.
5.	**Payable to Clearing Broker**	Lafayette's clearing broker provides financing, collateralized by state and municipal obligations and corporate bonds, at the broker call rate of 2.5% at December 31, 2002 and 3.0% at December 31, 2001. Lafayette earns interest on the bonds during the period in which they are held in inventory.
6.	**Note Payable**	The note payable balance at December 31, 2002 and 2001 was $-0- and $366,385, respectively. It was paid in full on May 17, 2002.
7.	**Related Parties**	Certain shareholders of Lafayette are also members of Lafayette Equity, LLC, which is the general partner of Lafayette Investments, L.P., an investment partnership formed in 2000. Lafayette received reimbursements of administrative costs totaling $168,000 during the years ended December 31, 2002 and 2001 from Lafayette Equity, LLC and Lafayette Equity Fund, L.P.
8.	**Income Taxes**	The provision for income taxes differs from the amount that would be obtained by applying Federal statutory rates primarily due to local income taxes and interest revenue earned on U.S. Treasury securities which is not taxed at the local level. Deferred income taxes are the result of temporary differences between the financial statement carrying amounts of assets and liabilities and their tax basis, and mainly related to differences between the basis of fixed assets and investments for financial and income tax purposes.

Lafayette Investments, Inc.

Notes to Financial Statements

8. Income Taxes (continued)

The provision for income tax expense (benefit) consists of the following:

December 31, 2002

	Federal	State	Total
Current	$ 16,512	$ 23,979	$ 40,491
Deferred	7,826	1,126	8,952
	$ 24,338	$ 25,105	$ 49,443

December 31, 2001

	Federal	State	Total
Current	$ (37,711)	$ (13,998)	$ (51,709)
Deferred	(12,237)	7,580	(4,657)
	$ (49,948)	$ (6,418)	$ (56,366)

9. Employee Retirement Plans

Lafayette maintains a 401(k) Profit Sharing Plan which covers substantially all employees. Contributions to the profit sharing plan are at the discretion of the Board of Directors. Effective October 1, 2002, Lafayette terminated its money purchase plan. All accumulated benefits under the money purchase plan were transferred to the profit sharing plan. Pension expense for the years ended December 31, 2002 and 2001 was $215,300 and $146,300, respectively. At December 31, 2002 and 2001, Lafayette had a liability for unfunded employer contributions of $211,502 and $142,594, respectively.

10.	**Net Capital Requirements**	Lafayette is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, Lafayette had net capital of $597,615, which was $497,615 in excess of its required net capital of $100,000. Lafayette's aggregate ratio of indebtedness to net capital at December 31, 2002 was 0.62 to 1.
11.	**Stock Options**	On February 5, 1996, Lafayette granted an option to an employee to purchase 50 shares of common stock at $900 per share, the approximate fair value at the date of grant. The options are vested over a five year period and may be exercised within a ten year period from date of grant as long as the optionee remains employed at Lafayette.

In 1997, Lafayette adopted the 1997 Stock Option Plan (the 1997 Plan). The maximum number of shares that may be optioned and sold under the 1997 Plan is 1,113. The 1997 Plan will have a term of ten years. Options granted under the 1997 Plan can have an exercise period of up to ten years. The 1997 Plan provided for the grant of stock options to employees and consultants of Lafayette. Pursuant to the 1997 Plan, options may be incentive stock options within the meaning of Section 442 of the Code or nonstatutory stock options, although incentive stock options may be granted only to employees. Unless determined otherwise by the Plan Administrator, all options are nontransferable.

During 1998, Lafayette granted options to employees to purchase 200 shares at an exercise price of $1,668 per share. The exercise price approximated the fair market value at the date the options were granted. The options vested one-third at the date of grant and the remaining two-thirds vest ratably over a five year period. The options may be exercised within ten years from the date of grant.

Lafayette Investments, Inc.

Notes to Financial Statements

11. Stock Options (continued)	Lafayette has elected to account for the 1997 Plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, no compensation expense has been recognized for the stock options.
	Had compensation expense for the 1997 Plan been determined based on the fair value of the options at the grant date consistent with the methodology prescribed under Statement of Financial Standards No. 123, "Accounting for Stock-Based Compensation", the Company's net income would have been decreased by approximately $6,900 and $8,000 in 2002 and 2001, respectively.
12. Concentration of Credit Risk	The Company engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.
13. Commitments	Lafayette leases office space, equipment and access to financial data under various operating lease agreements. Lafayette incurred expenses of $368,700 in 2002 and $332,155 in 2001 relating to operating leases.
	Following is a summary of minimum annual lease commitments as of December 31, 2002:

Year ended December 31,

2003	$ 286,689
2004	284,504
2005	290,752
2006	40,954
2007	42,387
	$ 945,286